Exhibit 20.1


                     MSGI ACQUIRES UP TO 19% EQUITY POSITION
                             IN FUSION NETWORKS, INC

          Represents Fourth MSGI Internet Transaction In Recent Months

New York,  NY - December  21, 1999 - Marketing  Services  Group,  Inc.  (Nasdaq:
MSGI), an integrated marketing and Internet services industry leader, today announced the signing of a definitive purchase agreement and concurrent closing through which the Company will acquire up to a 19.13% equity position in Fusion Networks, Inc. (www.latinfusion.com), an interactive, multimedia and entertainment Latin-American portal. Under the terms of the all-stock transaction, MSGI will initially acquire approximately 10% of Fusion Networks Common Stock. MSGI also has an option to acquire an additional 9.13% of Fusion Networks within six months under the same terms. As part of this agreement, MSGI will have a seat on the Board of Directors of Fusion Networks.

Fusion Networks has entered into an Agreement and Plan of Merger with IDM Corp (Nasdaq: IDMC) pursuant to which IDM will form a holding company to acquire Fusion Networks. Consummation of the IDM Merger is subject to stockholder approval and other customary terms and conditions. Fusion Networks recently completed a $9 million private placement with Infospace.com (Nasdaq: INSP) and Naveen Jain, Chairman and CEO of Infospace as investors in the round.

In addition to the equity investment, through its Wired Empire (www.wiredempire.com) subsidiary, MSGI will also provide Fusion Networks with e-relationship tools and solutions to accelerate deployment of its business. Fusion Networks will also utilize the services of other MSGI companies.

"With an estimated 12 million Spanish and Portuguese Internet users, of which nearly 5 million are living in the United States, we see Latin Fusion as a remarkably effective vehicle to enter the online Latin American market," said Jeremy Barbera, Chairman and CEO of MSGI. "This represents an initial equity investment of $17.5 million, which may increase to $35 million over the next six months as Fusion Networks executes on its business plan."

Mr. Barbera added, "We believe that the Internet provides a strong platform for business, and, with this, our fourth Internet investment in recent months, we continue to actively pursue our strategy of building, investing, acquiring and incubating promising Internet businesses."

"We are very excited about this investment, as we see many business synergies between Fusion Networks and MSGI," said Hernando Bahamon, Chief Executive Officer of Fusion Networks. "Fusion Networks will be a vehicle through which MSGI will be able to enter the Latin American market. With MSGI's expertise and WiredEmpire's tools, we see them as a powerful partner to build market share."

About Fusion Networks
Fusion Networks, Inc. launched its first website, www.Latinfusion.com, on a pilot basis, on October 12, 1999. The site is an advanced interactive, multimedia and entertainment Latin-American based portal with voluminous content, including, multimedia, television, music and extensive e-commerce capability. Fusion Networks plans to launch additional sites in Latin America,
Spain and Portugal and also to launch a website for the Spanish and Portuguese-speaking community in the United States.

About MSGI
Marketing Services Group, Inc. is a leader in the Internet and marketing services industries. MSGI's revenues have grown from $16 million in fiscal 1996 to in excess of $100 million on an annualized basis. GE Capital is the owner of an 18 percent stockholder position in MSGI and CMGI is the owner of a 10 percent stockholder position in MSGI.

MSGI is organized into two business divisions: The Internet Group and The Direct Group. The Internet Group's mission is to acquire, invest in and incubate Internet companies. Its preliminary focus is on WiredEmpire, and its Marketing Agent technology. MSGI plans to expand into other strategic areas. The Internet Group provides Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. The Direct Group provides strategic planning, direct marketing, database marketing, telemarketing, telefundraising, media planning and buying. Through this business segment, MSGI will continue to grow by leveraging the synergies it has across all its companies in marketing, technology, and capabilities.

Thousands of clients worldwide are provided services by MSGI, which has offices throughout the United States and in London. Corporate headquarters are located at 333 Seventh Ave., New York, NY 10001. Telephone: 917-339-7100. Additional information is available on the company's Website: http://www.msginet.com.

Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended September 30, 1999 and the annual report on Form 10-K for the year ended June 30, 1999.

                                            ###

Contacts:
MSGI                    Morgen-Walke Associates           Fusion Networks, Inc.
Jamie Shaber            For MSGI                          Traci Hammes
917-339-7100            Cheryl Olson                      212-581-0500
                        Press: Eileen King
                        212-850-5600